Form 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
(Last)	(First)	(Middle)
Bilodeau	Gerard	R.
(Street)	(City)	(State)	(Zip Code)
413 Sherman Avenue	Queensbury	NY	12804

2. Issuer Name and Ticker or Trading Symbol
Arrow Financial Corporation (AROW)

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Day/Year
December 18, 2002

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
[] Director
[ ] 10% Owner
[x ] Officer	(title) Senior Vice President & Corporate Secretary
[ ] Other	(specify)

7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans- action Date (M/D/Y)	2A. Deemed Execu- tion Date, if any (M/D/Y)	3. Trans- action Code		4. Securities Acquired(A) Disposed(D)			5. Amount of Securities Beneficially Owned Following Reported Transactions	6. Ownership Form Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	A(1) A(2) 11/18/02		B R J(1)	V V V	23 35 74	A A A	A(1) A(2) NA	1,562	I	ESPP with Wife
Common Stock	A(2) 11/18/02		R J(1)	V V	80 168	A A	A(2) NA	3,533	D	DRIP
Common Stock	J(2) 11/18/02		J(2) J(1)	V V	890 678	A A	$19.64 NA	14,247	I	ESOP

A(1) = Acquired on twelve dates in 2002 by the Trustee of the Employee Stock Purchase Plan (ESPP) at prices of $29.45, $29.41, $28.54, $28.89, $30.06, $29.71, $33.10, $34.19, $32.02, $29.01, $30.90 and $31.16 for a non-weighted average of $30.54.

A(2) = Acquired on three dates in 2002 by the Trustee of the Dividend Reinvestment Plan (DRIP) or Employee Stock Purchase Plan (ESPP) at prices of $29.45, $29.11 and $31.72 for a non-weighted average of $30.09.

J(1) = 5% stock dividend

J(2) = Allocation of Company contributions, cash dividends and forfeitures for the 2001 Plan Year by the Trustee of the Employee Stock Ownership Plan (ESOP).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Tran- action Date (M/D/Y)	3A. Deemed Execution Date, if Any (M/D/Y)	4. Trans- action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (M/D/Y)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
Employee Stock Option (Right to Buy)	$8.10	11/18/02		J(1)	V	260		AA	11/30/04
Employee Stock Option (Right to Buy)	$10.07	11/18/02		J(1)	V	267		AA	11/29/05
Employee Stock Option (Right to Buy)	$15.04	11/18/02		J(1)	V	303		AA	11/27/06
Employee Stock Option (Right to Buy)	$21.65	11/18/02		J(1)	V	217		AA	11/26/07
Employee Stock Option (Right to Buy)	$19.05	11/18/02		J(1)	V	196		AA	11/18/08
Employee Stock Option (Right to Buy)	$18.17	11/18/02		J(1)	V	158		AA	12/15/09
Employee Stock Option (Right to Buy)	$16.86	11/18/02		J(1)	V	158		AA	12/20/10
Employee Stock Option (Right to Buy)	$27.03	11/18/02		J(1)	V	175		AA	12/19/11
Employee Stock Option (Right to Buy)	$33.92	12/18/02		J(2)	V	3,500		AA	12/18/12

Table II (Continued)

1. Title of Derivative Security	7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	Common	5,463	AA	5,463	D
Employee Stock Option (Right to Buy)	Common	5,603	AA	5,603	D
Employee Stock Option (Right to Buy)	Common	6,367	AA	6,367	D
Employee Stock Option (Right to Buy)	Common	4,548	AA	4,548	D
Employee Stock Option (Right to Buy)	Common	4,134	AA	4,134	D
Employee Stock Option (Right to Buy)	Common	3,308	AA	3,308	D
Employee Stock Option (Right to Buy)	Common	3,308	AA	3,308	D
Employee Stock Option (Right to Buy)	Common	3,675	AA	3,675	D
Employee Stock Option (Right to Buy)	Common	3,500	AA	3,500	D

Explanation of Responses:

AA = Exercisable over a four year period, one quarter each year beginning one year after the date of the grant.

J(1)= Exercise price decreased and number of shares increased as a result of 5% stock dividend.

J(2)= 2002 Options Grant

Signature of Reporting Person

Gerard R. Bilodeau

Date:

12/20/02

Attachment:

POWER OF ATTORNEY

For Executing Forms 3, 4 and 5

Know all by these presents, that the undersigned hereby constitutes and appoints, until revocation, each of Thomas L. Hoy, John J. Murphy and Gerard R. Bilodeau, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as a director or officer of Arrow Financial Corporation (the "Company"), stock transaction reports on Forms 3, 4 and 5, or successor forms thereof (any such, a "Form") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form, complete and execute any amendment or amendments thereto, and timely file such Form with the United States Securities and Exchange Commission and any other authority; and

(3) take any other action of any type whatsoever in connection with the actions authorized under the foregoing sections (1) and (2) which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that any document executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Form with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of August 2002.

Signature: /Gerard R. Bilodeau

Print Name: Gerard R. Bilodeau